Exhibit 99

August 21, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We are pleased to inform you that HDFC Bank Limited acting through GIFT City Branch has completed the issue of total US$ 1,750 million Senior Unsecured Bonds.

The details in relation to above mentioned issuance are as follows:

Issuer	HDFC Bank Limited acting through its GIFT-City Branch
Issuer Ratings	Baa3 (Stable) / BBB (Stable) by Moody’s / S&P
Expected Issue Ratings	Baa3 / BBB by Moody’s / S&P
Issue Type	Senior Unsecured Fixed Rate Notes
Format	144A / Regulation S
Issue size	US$ 500 Million	US$ 1,250 Million
Tenor	3 years	5 years
Coupon	5.159%(Semi Annual, 30/360)	5.401%(Semi Annual, 30/360)
Settlement	26 August 2026	26 August 2026
Maturity	26 August 2029	26 August 2031
Charge or security, if any, created over the assets	Unsecured
Ranking	Senior Unsecured
Listing	India INX (India International Exchange (IFSC) Limited) and NSE International Exchange (NSE-IX)
Special right/interest/privileges attached to the instrument and changes thereof	N/A
Delay in payment of interest or principal amount from the due date or default in payment of interest or principal	As per the Clauses in the Terms and Conditions of Notes.
Details of any letter or comments regarding payment/non-payment of interest, principal on due dates, or any other matter concerning the security and /or the assets along with its comments thereon, if any	N/A
Details of redemption	Redemption at maturity
ISIN	RegS: USY30909AA69 144A: US42190GAA40	RegS: USY30909AB43 144A: US42190GAB23

Further, we would also like to inform you that the Issuer and the Lead Managers have also executed, inter alia, the Subscription Agreement with Lead Managers appointed for the Issue.

This is for your information and record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight